UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

DEVON ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number 001-32318

Delaware	73-1567067
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)

333 West Sheridan Avenue, Oklahoma City, Oklahoma	John B. Sherrer
(Address of principal executive offices)	Vice President, Accounting and Controller
(405) 552-6163
73102-5015	(Name and telephone number, including area code, of the person to contact in connection with this report)
(Zip code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2024.
☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1. Conflict Minerals Disclosure

Not applicable.

Section 2. Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 2.01 to this Form SD.

Section 3. Exhibits

Item 3.01 Exhibits

The following exhibit is submitted as part of this report:

Exhibit Number	Description

2.01	Report on payments to governments for the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DEVON ENERGY CORPORATION

Date: September 24, 2025	/s/ John B. Sherrer
John B. Sherrer
Vice President, Accounting and Controller